Exhibit 99.2

The Very Good Food Company Reports Fourth Quarter and Fiscal Year 2021

Financial Results

2021 Revenue Increased 164% Year-over-Year to $12.3 Million

Q4 2021 Revenue increased 70% to $4.3 Million compared to Q3 2021

2021 eCommerce Revenue Increased by $5.9 Million or 174% Year-over-Year

2021 Fulfilled eCommerce Orders Increased by 149% to 100,473 Year-over-Year

Vancouver, British Columbia (March 31, 2021) - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today reported its financial results for the fourth quarter and year ended December 31, 2021.

“Q4 2021 was another strong quarter for VERY GOOD, with solid year-over-year growth across our eCommerce and wholesale channels,” said Mitchell Scott, co-founder and CEO of VERY GOOD. “We successfully expanded our presence in the US retail market, bringing our North American store count to 1,395 by the end of 2021 and 1,651 at the end of March 2022. Our revenue in Q4 2021 was 70% higher than the previous quarter and partly supported by seasonal demand for our holiday products including the Stuffed Beast.”

“VERY GOOD achieved certain of its strategic objectives for 2021 including scaling production, deepening brand awareness, expanding into U.S. wholesale, and launching innovative new products. 2021 was a year focused on investment and top-line growth, and 2022 will be more measured and focused on establishing a clear path to profitability.”

As previously announced, the Company is temporarily lowering production throughput and headcount at some locations, to manage inventory levels, and implementing initiatives, such as pausing non-critical capital expenditures and lowering general & administrative spending, to manage both short and long-term liquidity, extend its cash runway and establish a path towards profitability.

Financial Highlights

●

Revenue in fiscal 2021 increased 164% to $12,258,783 as compared to $4,636,838 in fiscal year 2020 primarily driven by an increase of $5,895,292 in eCommerce sales and $1,588,582 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. $5,267,144 of revenue was attributed to United States sales due to the Company’s strategic focus on the United States market as a key growth opportunity for the future.

o	In Q4 2021, revenue was $4,298,922 compared to $2,536,097 in Q3 2021.

●	Wholesale revenue increased 189% to $2,429,072 in fiscal 2021 compared to $840,490 in fiscal 2020.

o

Wholesale revenue was $781,363 in Q4 2021, a decrease of 8% compared to $846,749 in Q3 2021. This decrease was largely due to large seasonal orders being placed in Q3 2021 and pipeline orders for onboarded new retailers in Q3 2021.

●

Wholesale distribution points[1] increased 273% to 4,847 at the end of 2021 compared to 1,300 at the end of 2020. As at March 31, 2022, the Company had approximately 5,539 retail distribution points in 1,651 stores across North America.

●	eCommerce sales increased 174% to $9,227,750 in fiscal 2021 compared to $3,382,458 in fiscal 2020.

o	eCommerce sales were $3,340,107 in Q4 2021, an increase of 116% compared to $1,546,146 in Q3 2021.

●	eCommerce orders fulfilled increased 149% to 100,473 in fiscal 2021 compared to 40,322 orders fulfilled in fiscal 2020.

●	Gross margin was 28% of revenue and gross profit was $3,398,851 in fiscal 2021 compared to 18% and $827,106 in fiscal 2020.

o	Q4 gross margin was 38% of revenue and gross profit was $1,653,262 compared to 19% and $476,893 in Q3 2021.

●	General and administrative expense[2] was $32,129,489 in fiscal 2021 compared to $7,084,795 in fiscal 2020.

o	Q4 general and administrative expense was $8,630,775 compared to $7,089,277 in Q3 2021.

●	Adjusted general and administrative expense[2] increased 215% to $14,114,252 in fiscal 2021 compared to $4,484,044 in fiscal 2020.

o

Adjusted general and administrative expense was $5,741,337 in Q4 2021, an increase of 45% compared to $3,963,524 in Q3 2021. The increase was primarily driven by increases in insurance fees of $484,187, legal and professional fees of $387,636, accounting and audit fees of $355,540, and salaries and wages of $1,853,870.

●

Marketing and investor relations expense increased 248% to $11,276,537 in fiscal 2021, compared to $3,243,210 in fiscal 2020, mainly due to an increase in digital marketing initiatives of $6,416,848, wages and benefits of $764,068 and share-based compensation expense of $856,481 due to the expansion of the marketing team to support sales growth.

●	Net loss[2] was $(54,559,923) in fiscal 2021 compared to $(13,858,800) in fiscal 2020.

o	In Q4 2021, net loss was $(13,330,908) compared to $(13,699,706) in Q3, 2021.

●	Adjusted EBITDA[2] was a loss of $(24,253,335) in fiscal 2021 compared to $(8,344,117) in fiscal 2020.

o	In Q4 2021, adjusted EBITDA loss was $(5,014,266) compared to $(8,174,024) in Q3 2021.

As of December 31, 2021, the Company had cash and cash equivalents of $21,975,653. The Company has experienced a greater than expected cash burn in the last several months as the Company scaled its operations to meet its growth targets, which has reduced its cash position and has strained its short-term liquidity. We believe we have sufficient cash on hand and available liquidity to meet our future operating expenses and finance our operational, core capital

[1]	Wholesale distribution points are defined as the number of retail stores multiplied by the number of product SKUs
[2]	Required to discuss IFRS results before non-IFRS results.

expenditure and debt service requirements for approximately the next 3 to 5 months. The Company is currently evaluating financing options to support the business with as little dilution as possible.

Operational Highlights

Production Update

●

Increased Stuffed Beast production and distribution for the 2021 holiday season. The product can be found in 123 Real Canadian Superstore locations nationally and 40 Loblaw and Zehrs stores throughout Ontario; along with other Canadian retailers such as WholeFoods, Thrifty Foods, La Moisson, Country Grocer, Natures Emporium, Organic Garage, Fiesta Farms, Good Rebel, Vegan Supply, and many more natural and independent stores.

●

Launched three new products in Q1 2022: Spicy mmm…Meatballs- a spicy iteration of the NEXTY Award winning Mmmmm…Meatballs, and two plant-based ground meat products - A Cut Above Pork and A Cut Above Beef. The new plant-based grounds introduce VERY GOOD’s offerings into a new subcategory of refrigerated plant-based meat.

●

Began producing Taco Stuffer at the Patterson facility in California on a commercial grade kitchen in the fourth quarter of 2021 to meet growing sales volume driven by its expanded distribution at retail stores.

Capital Markets Update

●	On October 13, 2021, VERY GOOD‘s common shares (the “Common Shares”) commenced trading on the NASDAQ Capital Market under the ticker symbol “VGFC”.

●

On October 19, 2021, VERY GOOD completed an SEC-registered direct offering (“SEC Direct Offering” for gross proceeds of US$30,000,000. VERY GOOD has been using the net proceeds from the SEC Direct Offering to scale its operations, to expand its geographical reach, for research and development, for marketing initiatives and for general corporate and other working capital purposes.

●

On January 11, 2022, VERY GOOD received notification from the Listing Qualifications Department of Nasdaq that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Nasdaq notification has no immediate effect on the listing of the Common Shares. VERY GOOD is also listed on the TSXV and the notification does not affect the Company’s compliance status with such listing.

Under Nasdaq rule 5810(c)(3)(A), VERY GOOD has until July 11, 2022 to regain compliance with the Bid Price Rule. If at any time over this period the bid price of the Common Shares close at US$1.00 per Common Share or more for a minimum of 10 consecutive business days, VERY GOOD will regain compliance, unless Nasdaq exercises its discretion to extend this 10-day compliance period.

In the event the Company does not regain compliance, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of the Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during this second compliance period. If the Company does not qualify for the additional compliance period, then the Common Shares will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com and have been furnished on a Report on Form 6-K on EDGAR at www.sec.gov. VERY GOOD will also file an Annual Report on Form 20-F no later than April 30, 2022, which will incorporate by reference the Company’s annual filings and will be available on EDGAR at www.sec.gov.

Q4 and Fiscal Year End 2021 Conference Call Details

VERY GOOD will host a conference call on Tuesday, April 5, 2022 at 4:30 pm Eastern Time/ 1:30 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-In Numbers:

Toll-Free: 1-877-425-9470

Toll / International: 1-201-389-0878

* Participants should request The Very Good Food Company Fourth Quarter Earnings Call.

The call will be available via webcast on VERY GOOD’s investor page of the Company website at www.verygoodfood.com/investors until April 30, 2022. Participants who would like to ask a question during the live Q&A must login via webcast.

Please visit the website at least 15 minutes before the call to register, download, and install any necessary audio software. A replay of the call will be available on VERY GOOD’s investor page approximately two hours after the conference call has ended.

Financial Highlights

	Three months ended December 31		Year ended December 31
	2021	2020	2021	2020
Revenue by channel

eCommerce	$3,340,107	$1,438,931	$9,277,750	$3,382,458

Wholesale	781,363	255,276	2,429,072	840,490

Butcher Shop, Restaurant and Other	177,452	142,475	551,961	413,890

	$4,298,922	$1,836,682	$12,258,783	$4,636,838

Gross Profit(1)	$1,653,262	$260,472	$3,398,851	$827,106

Gross Margin(1)	38%	14%	28%	18%

Net Loss	$(13,330,908)	$(5,813,13)	$(54,559,923)	$(13,858,80)

Adjusted EBITDA(1)	$(5,014,266)	$(3,279,266)	$(24,253,335)	$(8,344,117)

Loss per share – basic and diluted	$(0.12)	$(0.06)	$(0.53)	$(0.21)
Weighted average number of shares outstanding – basic and diluted	115,381,279	89,689,807	103,401,995	66,388,474

(1) See “Non-IFRS Financial Measures” starting on page 21 of the 2021 MD&A for more information on Non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Notes	December 31, 2021	December 31, 2020

Assets
Current assets

Cash and cash equivalents		$21,975,653	$25,084,083

Accounts receivable	4	2,101,842	449,583

Inventory	5	8,474,255	1,195,535

Prepaids and deposits	6	8,640,286	1,887,035

Loan to related party	14	410,268	-
Total current assets		41,602,304	28,616,236

Right-of-use assets	7	16,659,502	5,046,597

Property and equipment	8	15,450,608	740,728

Prepaids and deposits	6	707,110	779,036

Deferred financing costs	12	3,924,743	-

Total assets		$78,344,267	$35,182,597

Liabilities and shareholders’ equity
Current liabilities

Accounts payable and accrued liabilities	10	$8,109,161	$1,871,728

Deferred revenue		32,137	102,239

Current portion of lease liabilities	11	849,935	146,935

Current portion of loans payable and other liabilities	12	1,947,642	-

Contingent considerations	9,22	1,048,000	-

Derivative liabilities	15	3,942,002	-
Total current liabilities		15,928,877	2,120,902

Lease liabilities	11	16,764,458	5,389,352

Loans payable and other liabilities	12	5,474,605	30,000

Total liabilities		38,167,940	7,540,254

Shareholders’ equity

Share capital	16	84,751,366	39,335,150

Equity reserves		26,719,047	5,009,980

Subscription received and receivable		(3,750)	8,250

Accumulated other comprehensive (loss) income		(12,716)	6,660

Deficit		(71,277,620)	(16,717,697)

Total shareholders’ equity		40,176,327	27,642,343

Total liabilities and shareholders’ equity		$78,344,267	$35,182,597

Nature of operations and going concern uncertainty (Note 1)

Commitments (Notes 11 and 25)

Events after the reporting period (Notes 14, 17 and 18)

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Notes	December 31, 2021	December 31, 2020

Revenue		$12,258,783	$4,636,838

Procurement expense	7, 8, 23	(8,859,932)	(3,809,732)

Fulfilment expense	7, 8, 23	(10,267,444)	(1,907,621)

General and administrative expense	7, 8, 23	(32,129,489)	(7,084,795)

Marketing and investor relations expense	23	(11,276,537)	(3,243,210)

Research and development expense	7, 8, 23	(1,974,530)	(477,750)

Pre-production expense	23	(3,214,797)	-

Operating loss		(55,463,946)	(11,886,270)

Finance expense	19	(3,024,451)	(1,842,853)

Other expense	20	(514,638)	(129,677)

Change in fair value of derivative liabilities	15	7,922,647	-

Impairment of goodwill	9	(3,479,535)	-

Net loss		(54,559,923)	(13,858,800)

Foreign currency translation (loss) income		(19,376)	6,660

Total comprehensive loss		$(54,579,299)	$(13,852,140)

Loss per share - basic and diluted		$(0.53)	$(0.21)

Weighted average number of shares outstanding - basic and diluted		103,401,995	66,388,474

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	December 31, 2021	December 31, 2020

Operating activities
Net loss for the year	$(54,559,923)	$(13,858,800)
Adjustments for items not affecting cash:
Finance expense	3,024,451	1,842,853
Change in fair value of derivative liabilities	(7,922,647)	-
Depreciation	1,938,058	425,276
(Gain) loss on termination of lease	(1,600)	7,533
Lease concessions	-	(16,800)
Loss on disposal of equipment	32,816	-
Impairment of equipment	101,077	-
Impairment of goodwill	3,479,535	-
Share-based compensation	21,605,880	2,780,488
Shares, units and warrants issued for services	227,471	458,533

Changes in non-cash working capital items
Accounts receivable	(1,612,791)	(376,739)
Inventory	(6,871,350)	(1,120,057)
Prepaids and deposits	(4,995,707)	(1,804,382)
Accounts payable and accrued liabilities	3,698,504	1,882,671
Deferred revenue	(70,102)	94,663
Due from related parties	-	24,280
Net cash and cash equivalents used in operating activities	(41,926,328)	(9,660,481)

Investing activities
Cash paid for acquisitions, net of cash acquired	(1,315,694)	-
Purchase of property and equipment	(12,021,319)	(564,437)
Security deposits paid for property and equipment	(2,840,116)	-
Acquisition of right-of-use assets	(67,335)	-
Loans to related parties	(1,250,000)	-
Repayment received from loans to related parties	839,732	-
Net cash and cash equivalents used in investing activities	(16,654,732)	(564,437)

Financing activities
Proceeds from the issuance of common shares and units for cash, net of issuance costs	52,713,503	24,416,725
Proceeds from the exercise of warrants	2,401,483	10,863,951
Proceeds from the exercise of stock options	120,599	608,126
Proceeds from subscriptions received	-	19,500
Proceeds from loans payable	5,171,222	499,129
Repayment of loans payable and other liabilities	(902,863)	(490,309)
Deferred financing costs paid	(2,262,039)	-
Proceeds from loan payable to related parties	-	400,000
Repayment of loan payable to related parties	-	(400,000)
Payments of lease liabilities	(1,591,300)	(163,811)
Payments of lease deposits	-	(779,036)
Interest paid	(159,276)	(73,288)
Net cash and cash equivalents provided by financing activities	55,491,329	34,900,987

Effects of exchange rate changes on cash and cash equivalents	(18,699)	2,404

(Decrease) increase in cash and cash equivalents	(3,108,430)	24,678,473
Cash and cash equivalents, beginning of year	25,084,083	405,610
Cash and cash equivalents, end of year	$21,975,653	$25,084,083

Cash and cash equivalents consist of:
Cash	$21,875,653	$24,019,083
Redeemable guaranteed investment certificate (“GIC”)	-	1,000,000
Restricted redeemable GIC	100,000	65,000
Total cash and cash equivalents	$21,975,653	$25,084,083
Supplemental cash flow information (Note 21)

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, finance expense and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2021	2020	2021	2020	2019

Net loss as reported	$(13,330,908)	$(13,699,706)	$(5,813,132)	$(54,559,923)	$(13,858,800)	$(2,341,544)

Adjustments:

Depreciation	480,272	616,111	153,295	1,938,035	425,276	161,583

Impairment of goodwill	3,479,535	-	-	3,479,535	-	-

Loss on disposal of equipment	-	10,255	-	32,816	-	-

Loss on termination of lease[1]	-	-	-	(1,600)	7,533	-

Finance expense	1,157,411	1,102,858	148,014	3,024,451	1,842,853	173,268

Share-based compensation	3,199,424	3,796,458	1,951,150	21,605,880	2,780,488	200,933

Shares, units and warrants issued for services	-	-	281,407	227,471	458,533	477,500

Adjusted EBITDA	$(5,014,266)	$(8,174,024)	$(3,279,266)	$(24,253,335)	$(8,344,117)	$(1,328,260)

1 On September 22, 2020, the Company terminated 17 lease agreements and purchased the related leased equipment for $79,118. The difference between the related lease liabilities and right-of-use-assets of $7,533 was recognized as a loss on termination of leases. During the years ended December 31, 2021,and 2020, the Company terminated 2 lease agreements and recognized a $1,600 gain on termination of leases.

Gross Profit and Gross Margin

Management utilizes gross profit and gross margin to provide a representation of performance in the period, which are determined by deducting procurement expense from revenue.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019
Revenue	$4,298,922	$2,536,097	$1,836,682	$12,258,783	$4,636,838	$999,797

Procurement expense	(2,645,660)	(2,059,204)	(1,576,210)	(8,859,932)	(3,809,732)	(1,169,583)

Gross profit	$1,653,262	$476,893	$260,472	$3,398,851	827,106	$(169,786)

Gross margin	38%	19%	14%	28%	18%	(17% )

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019
General and administrative expense	$(8,630,775)	$(7,089,277)	$(3,858,273)	$(32,129,489)	$(7,084,795)	$(1,622,541)

Adjustments:

Share-based compensation	2,808,617	3,043,998	1,605,184	17,740,461	2,370,059	179,227

Depreciation	80,821	81,755	98,398	274,776	230,692	8,707
Adjusted general and administrative expense	$(5,741,337)	$(3,963,524)	$(2,154,691)	$(14,114,252)	$(4,484,044)	$(1.434.607)

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Mitchell Scott

Founder and Chief Executive Officer

For further information, please contact:

Janet Meiklejohn

Vice President Finance and Investor Relations

Phone: +1 855-472-9841

Email: invest@verygoodbutchers.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, statements regarding the Company’s plans to lower throughput and headcount at some locations, manage inventory levels and implement initiatives, such as temporarily pausing non-critical capital expenditures and lowering SG&A spending, to manage both short and long-term liquidity, extend its cash runway and establish a path towards profitability; the Company’s ability to meet its future operating expenses and finance our operational, capital expenditure and debt service requirements for approximately the next three to five months; the Company’s use of proceeds from the SEC Direct Offering; the Company’s plan to file an Annual Report on Form 20-F by April 30, 2022; the Company’s intended transition from a focus on top line growth to balancing top line growth and profitability; future workforce reductions; management’s belief that the initiatives being implemented will allow the Company to manage both its short-term and long-term liquidity and increase its cash runway; and management’s efforts to evaluate ways to support the business with as little dilution as possible. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company’s ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits, the Company’s ability to remain listed on the Nasdaq, the availability of sufficient financing on reasonable terms or at all to fund VERY GOOD’s capital and operating requirements, the Company’s ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD’s products in retail stores, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain necessary production equipment and human resources as needed, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and management’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on March 31, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.